Form 40-F
period 2025-12-31
Highlander Silver Corp.
filed 2026-03-31
CIK 2013223

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025	Commission File Number: 001-43170

Highlander Silver Corp.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2500 – 100 King Street West

Toronto, Ontario, Canada M5X 1A9

(416) 366-5678

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	HSLV	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form  ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 130,910,687 common shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES  ☐ NO  ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

YES  ☒ NO  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Auditor Firm Id:	Auditor Name:	Auditor Location:
731	Davidson & Company LLP	Vancouver, British Columbia, Canada

Highlander Silver Corp.

EXPLANATORY NOTE

Highlander Silver Corp. (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), and 14(f) of the Exchange Act pursuant to Rule 3a12-3 thereunder. Furthermore, as a Canadian issuer, insiders of the Registrant are also exempt from Section 16 of the Exchange Act.

Effective October 31, 2025, the Registrant changed its fiscal year end from September 30 to December 31. This Annual Report on Form 40-F contains (i) the audited consolidated financial statements of the Registrant for the fifteen months ended December 31, 2025 and for the fiscal year ended September 30, 2024, including the report of the independent auditor with respect thereto, (ii) the Registrant’s Management’s Discussion and Analysis for the fifteen months ended December 31, 2025, and (iii) the Registrant’s Annual Information Form for the fifteen months ended December 31, 2025.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Cautionary Note Regarding Forward-Looking Information” beginning on page 1 of the Management’s Discussion and Analysis for the fifteen months ended December 31, 2025 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” beginning on page 1 of the Annual Information Form for the fifteen months ended December 31, 2025 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025, based upon historical rates published by the Bank of Canada, was U.S.$1.00 = C$1.37.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fifteen months ended December 31, 2025 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fifteen months ended December 31, 2025 and the fiscal year ended September 30, 2024, including the report of Davidson & Company LLP, the Registrant’s Independent Registered Public Accounting Firm, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fifteen months ended December 31, 2025 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer (the “PEO”) and principal financial officer (the “PFO”). Based upon that evaluation, the Registrant’s PEO and PFO have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant’s disclosure controls and procedures were effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s PEO and PFO, to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

During the fifteen months ended December 31, 2025, there were no changes in the Registrant’s ICFR that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the fifteen months ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Thomas Whelan, Jerrold Anett and Daniel Earle.

The Board of Directors of the Registrant has determined that Messrs. Whelan and Annett are “independent,” as such term is defined under the rules of the NYSE American LLC (“NYSE American”). Mr. Earle is not independent. The Registrant is relying upon a transition period with respect to the composition of the Audit Committee and the independence of its members. Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they are able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that Thomas Whelan is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of Mr. Whelan, as an audit committee financial expert, does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Business Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with Section 807 of the NYSE American Company Guide. The Code includes, among other things, written standards for the Registrant’s Chief Executive Officer, Chief Financial Officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at https://highlandersilver.com/about/corporate-governance.

No substantive amendments to the Code were adopted during the fifteen months ended December 31, 2025. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the fifteen months ended December 31, 2025.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading “Audit Committee Information - External Auditor Service Fees” in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

The Registrant’s Audit Committee has not adopted a specific pre-approval policy.  The information relating to the Audit Committee’s pre-approval policies and procedures is included under the heading “Audit Committee Information - Pre-Approval Policies and Procedures” in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Contingencies” in the Management’s Discussion and Analysis for the fifteen months ended December 31, 2025 included as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated herein by reference.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

NYSE AMERICAN CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the NYSE American. Section 808 of the NYSE American Company Guide permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NYSE American Company Guide. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NYSE American Company Guide must disclose each NYSE American governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NYSE American governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NYSE American Company Guide requirements is disclosed on the Registrant’s website athttps://highlandersilver.com/about/corporate-governance.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the Commission on February 27, 2026 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

97.1	Highlander Silver Corp. Incentive Compensation Recovery Policy

99.1	Annual Information Form of the Registrant for the fifteen months ended December 31, 2025

99.2	Audited Consolidated Financial Statements of the Registrant for the fifteen months ended December 31, 2025 and the fiscal year ended September 30, 2024, together with the report of the Independent Registered Public Accounting Firm thereon

99.3	Management’s Discussion and Analysis of the Registrant for the fifteen months ended December 31, 2025

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm – Davidson & Company LLP (PCAOB ID: 731)

99.9	Consent of Martin Mount, MSc, MCSM, FGS, CGeol, FIMMM

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highlander Silver Corp.

	By:	/s/ Daniel Earle
		Name:	Daniel Earle
		Title:	President and Chief Executive Officer
Date: March 30, 2026